U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D
                                     (Rule 13d-101)

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.     )

                                  SYCONET.COM, INC.

                                    COMMON STOCK

                                     87122R 10 0
                                     (CUSIP NUMBER)


                         2240 Shelter Island Dr., Suite 202
                                San Diego, CA  92106


              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                   October 10, 2002

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  I. Matt Sawaqed.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  31,320,000
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  31,320,000
_____________________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  31,320,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  20.38%
_____________________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________________

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Syconet.com, Inc.
Common Stock, $.001 par value
2240 Shelter Island Dr., Suite 202
San Diego, CA  92106

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name:  I. Matt Sawaqed
(b)  Address:  2240 Shelter Island Dr., Number 202, San Diego, CA  92106
(c)  Consultants
(d)  None
(e)  No
(f)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Pursuant to an Acquisition Agreement by and between Syconet.com, Inc. and Amcorp Group, Inc., I. Matt Sawaqed as founding member of Amcorp Group, Inc., in a 1-for-1 exchange of common stock, was issued common shares of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) The purpose of this transaction was to enable the Issuer enter into an Acquisition Agreement with Amcorp Group, Inc. in exchange for 1-for-1 exchange of common stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) I. Matt Sawaqed acquired 31,320,000 of common shares of the Issuer on October 10, 2002. After I. Matt Sawaqed's acquisition of the aforementioned shares of the Issuer, such amount represented 20.38% of the total and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:  October 14, 2002                       /s/I. Matt Sawaqed